

November 29, 2021

Jennifer Ryu
Executive Vice President and Chief Financial Officer
Resources Connection, Inc.
17101 Armstrong Avenue
Irvine, CA 92614

      Re: Resources Connection, Inc.
          Form 10-K for Fiscal Year Ended May 29, 2021
          Filed July 23, 2021
          File No. 000-32113

Dear Ms. Ryu:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended May 29, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Operating Results of Segment, page 34

1. Please include a discussion and analysis of all material costs and expenses attributable to your reportable segments that are not included in computing the segment measure of adjusted EBITDA, for example, depreciation and amortization. Refer to Question 104.02 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations for further guidance.

2. Please revise your disclosures here and in your earnings press releases to discuss net income margin with equal or greater prominence than adjusted EBITDA margin. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Stephen Kim at 202-551-3291 or Theresa Brillant at 202-551-3307 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services